                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13D


                   Under the Securities Exchange Act of 1934
                             (Amendment No.  2 )*
                                  -----------

                             THE DWYER GROUP, INC.
             ----------------------------------------------------
                               (Name of Issuer)

                         Common Stock, $0.10 par value
             ----------------------------------------------------
                        (Title of Class of Securities)

                                  267455 10 3
                         -----------------------------
                                (CUSIP Number)


     Ms. Theresa Dwyer, 1010 N. University Parks Drive, Waco, Texas 76707,
                                (817) 752-2821
-------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                                 April 10, 1997
                         -----------------------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

----------------                                                  --------------
CUSIP NO. 267455 10 3                                          PAGE 2 OF 7 PAGES
----------------                                                  --------------


---------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Donald J. Dwyer, Jr., Co-Executor of the Estate of Donald J. Dwyer, Sr. (The Estate of Donald J. Dwyer, Sr.)
     (not as Co-Trustee of The Dwyer Family Trust)
---------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                   (a) [_]
                                                                         (b) [_]
---------------------------------------------------
3    SEC USE ONLY

---------------------------------------------------
4   SOURCE OF FUNDS*
    PF; N/A
---------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
     2(d) or 2(e)            [_]
---------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION
     United States
---------------------------------------------------
                             7    SOLE VOTING POWER
       NUMBER OF             15,266
        SHARES               ----------------------
      BENEFICIALLY           8    SHARED VOTING POWER
       OWNED BY                   142,087
         EACH                ----------------------
       REPORTING             9    SOLE DISPOSITIVE POWER
        PERSON                    15,266
         WITH                ----------------------
                             10   SHARED DISPOSITIVE POWER
                                  137,347
---------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      157,512
---------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  [_]
---------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     2.3%
---------------------------------------------------
14   TYPE OF REPORTING PERSON*
     IN
---------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
     (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

----------------                                                  --------------
CUSIP NO. 267455 10 3                                          PAGE 3 OF 7 PAGES
----------------                                                  --------------

---------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Theresa Dwyer, Co-Executrix of the Estate of Donald J. Dwyer, Sr.
     (The Estate of Donald J. Dwyer, Sr.) (not as Trustee of The Dwyer Family Trust)
---------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                   (a) [_]
                                                                         (b) [_]
---------------------------------------------------
3    SEC USE ONLY

---------------------------------------------------
4    SOURCE OF FUNDS*
     PF; N/A
---------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
     2(d) or 2(e)            [_]
---------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION
     United States
---------------------------------------------------
                             7    SOLE VOTING POWER
     NUMBER OF               4,078,801
      SHARES                ---------------------
    BENEFICIALLY             8    SHARED VOTING POWER
     OWNED BY                     115,582
       EACH                 ----------------------
     REPORTING               9    SOLE DISPOSITIVE POWER
      PERSON                      4,078,801
       WITH                 ----------------------
                            10    SHARED DISPOSITIVE POWER
                                  110,682
---------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     4,194,224
---------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  [_]

---------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     61.1%
---------------------------------------------------
14   TYPE OF REPORTING PERSON*
     IN
---------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                        AMENDMENT NO. 2 to SCHEDULE 13D

CUSIP NO. 267455 10 3                                          Page 4 of 7 Pages

Item 1.   Security and Issuer.
          -------------------

          This Amendment to Schedule 13D (this "Amendment") relates to the Common Stock, $0.10 par value ("Dwyer Common Stock"), and voting and other contractual rights relating thereto, of The Dwyer Group, Inc., a Delaware corporation (the "Company"), which has its principal executive offices located at 1010 N. University Parks Drive, Waco, Texas 76707. The purpose of this Amendment is to reflect the distribution by the Estate of Donald J. Dwyer Sr. (the "Estate") of all shares of Dwyer Common Stock previously held by the Estate.

Item 2.   Identity and Background.
          -----------------------

1.  Donald J. Dwyer, Jr. in his capacity as Co-Executor of the Estate of Donald
J. Dwyer, Sr.

          (a)    Donald J. Dwyer, Jr. ("Mr. Dwyer")
          (b)    1010 N. University Parks Drive, Waco, Texas 76707
          (c) Director of the Company; Director of International Marketing of the Company.
          (d) Mr. Dwyer has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
          (e) Mr. Dwyer has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
          (f)    Mr. Dwyer is a citizen of the United States.

2. Theresa Dwyer in her capacity as Co-Executrix of the Estate of Donald J. Dwyer, Sr.

          (a)    Theresa Dwyer ("Ms. Dwyer")
          (b)    1010 N. University Parks Drive, Waco, Texas 76707
          (c)    Chairperson of the Board of Directors of the Company.
          (d) Ms. Dwyer has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
          (e) Ms. Dwyer has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
          (f)    Ms. Dwyer is a citizen of the United States.

Item 3.   Source and Amount of Funds or Other Consideration.
          -------------------------------------------------

          Pursuant to Rule 13d-5 of the Securities Exchange Act of 1934, Donald
J. Dwyer, Jr. and Theresa Dwyer were presumed to have acquired beneficial ownership of the 4,238,424 shares of Dwyer Common Stock formerly held by Donald
J. Dwyer, Sr. upon their qualification by the District Court of McLennan County, Texas to serve as co-executors of the Estate on December 19, 1994.

          On April 10, 1997, the Estate distributed all of the shares of Dwyer Common Stock, voting, and other contractual rights beneficially owned by the Estate in accordance with the provisions of the Last Will and Testament of Donald J. Dwyer, Sr. and the administration of the Estate under the applicable laws of the State of Texas. Of the 4,192,924 shares of Dwyer Common Stock distributed by the Estate, 4,077,501 shares were distributed to Ms. Dwyer in her individual capacity and the remaining 115,423 shares were distributed to the Donald J. Dwyer Family Trust (the "Trust").

          Other than an initial 250 shares of Dwyer Common Stock (adjusted for the 1-for-2 reverse stock split in June 1993) received as a gift on April 1, 1989, Mr. Dwyer purchased an aggregate of 7,350 additional shares of Dwyer Common Stock between February 21, 1992 and December 24, 1996, for which he paid aggregate consideration of

$27,228.50 from his personal funds. In addition, on January 1, 1996, Mr. Dwyer was granted 5,000 option shares under the Company's Incentive Stock Option Plan which vest 1,000 shares per year beginning January 1, 1997.

          On May 1, 1989, Ms. Dwyer purchased an aggregate of 800 shares of Dwyer Common Stock (adjusted for the 1-for-2 reverse stock split in June 1993) , for which she paid aggregate consideration of $2,000 from her personal funds. In addition, Ms. Dwyer purchased 500 shares of Dwyer Common Stock for an aggregate consideration of $2,255 on July 7, 1993.

Item 4.   Purpose of Transaction.
          ----------------------

          The persons reporting on this Amendment acquired the shares of Dwyer Common Stock to hold primarily for investment in their capacities as independent Co-Executors of the Estate of Donald J. Dwyer, Sr.

          Except for proposed transfers to Dwyer Investments Limited Partnership and gifts and sales by Ms. Dwyer to her children and grandchildren (see separate
Schedule 13D filed by Ms. Dwyer individually on even date herewith), Ms. Dwyer and Mr. Dwyer, in their capacities as Co-Executors of the Estates do not have any specific plans or proposals which relate to or would result in the acquisition by any person of additional securities of the Company or the disposition of securities of the Company; any extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; a sale or transfer of a material amount of assets of the Company or any of its subsidiaries; any change in the present board of directors or management of the Company; any change in the present capitalization or dividend policy of the Company; any other material change in the Company's business or corporate structure; changes in the Company's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person; causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; a class of securities of the Company becoming eligible for termination or registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or any action similar to any of those enumerated above; but such persons reserve the right to propose or undertake or participate in any of the foregoing actions in the future.

Item 5.   Interest in Securities of the Issuer.
          ------------------------------------

          (a) Mr. Dwyer beneficially owns 157,512 shares of Dwyer Common Stock, which represents 2.3% of the outstanding Dwyer Common Stock. Ms. Dwyer beneficially owns 4,194,224 shares of Dwyer Common Stock, which represents 61.1% of the outstanding Dwyer Common Stock. Following the distributions described herein, the Estate ceased to beneficially own any shares of Dwyer Common Stock.

          Under the provisions of the Last Will and Testament of Donald J. Dwyer, Sr., Ms. Dwyer and Mr. Dwyer, in their individual capacities are the sole Trustees of the Trust and as such Co-Trustees, both Ms. Dwyer and Mr. Dwyer may be deemed to beneficially own the 115,423 shares of Dwyer Common Stock owned by the Trust, including (a) 2,478 shares which may be acquired through currently exercisable options held by the Trust, and (b) 4,740 shares which are owned by other stockholders of the Company, but over which the Trust has sole voting power pursuant to a Shareholders Voting, Proxy and Stock Sale Agreement dated April 28, 1989 between Donald J. Dwyer Sr., the Company, and such stockholders ("Voting Agreement").

          Of the 4,194,224 shares of Dwyer Common Stock beneficially owned by Ms Dwyer, (a) 87,522 shares may be acquired through currently exercisable options, and (b) 167,460 shares are beneficially owned as a result of the Voting Agreement.

          The calculations of percent of outstanding Dwyer Common Stock are based upon 6,775,427 shares of Dwyer Common Stock outstanding on June 30, 1997 as reported in the Company's most recent Quarterly Report on Form 10-Q. All calculations are as of the date of the event requiring this filing (i.e., April 10, 1997).

          (b) Mr. Dwyer has the sole voting power and sole power to dispose of 15,266 shares of Dwyer Common Stock. Ms. Dwyer has the sole voting power and sole power to dispose of 4,078,801 shares of Dwyer Common Stock. Ms. Dwyer and Mr. Dwyer had shared voting power and shared power to dispose of the shares of Dwyer Common Stock held by the Estate of Donald. J. Dwyer, Sr.

          Under the provisions of the Last Will and Testament of Donald J. Dwyer, Sr., Ms. Dwyer and Mr. Dwyer, in their capacities as Co-Trustees of the Trust may be deemed to share voting and dispositive power with respect to the 115,423 shares of Dwyer Common Stock are held by the Trust. The Trust has sole voting but no dispositive power with respect to the shares of Dwyer Common Stock subject to the Voting Agreement.

          (c) As described in Item 4 above, the following are the transactions in Dwyer Common Stock effected by or for Mr. Dwyer, Ms. Dwyer, and the Estate within the 60 days prior to the date this Amendment was required to be filed:

          (1) Cancellation/Contingent Issuance:
          -------------------------------------

          As of June 1, 1993, the Company, Rainbow International Carpet Dyeing and Cleaning Co., a Texas corporation ("Rainbow"), Pride Venture Capital, Inc., a Texas corporation doing business under the name General Business Services ("GBS"), and Mr. Donald J. Dwyer, Sr. ("Mr. Dwyer Sr.") entered into that certain Agreement and Plan of Reorganization and Share Exchange, dated as of June 1, 1993 (the "Reorganization Agreement"), pursuant to which Mr. Dwyer Sr. was issued shares of Dwyer Common Stock (then $0.20 par value per share), in exchange for all of the outstanding stock of Rainbow and GBS (the "Exchange") and GBS and Rainbow became wholly owned subsidiaries of the Company.

          Pursuant to the Reorganization Agreement and the Exchange, Mr. Dwyer Sr. was issued 8,071,110 shares of Dwyer Common Stock, of which 680,600 shares were to be placed in escrow pursuant to the Reorganization Agreement until GBS met certain earnings requirements. Subsequent to such issuance, the Company effected a one for two reverse stock split such that Mr. Dwyer Sr.'s Dwyer Common Stock (par value after split of $0.10 per share), issued in the Exchange became 4,035,555 shares of Dwyer Common Stock, of which 340,300 shares (the "Escrow Shares") were issued and were to be placed in escrow until GBS achieved certain earnings targets as contemplated by the Reorganization Agreement. However, the material definitive terms of the escrow were never resolved.

          In order to resolve the issue, on July 6, 1997, the Company and Mr. Dwyer and Ms. Dwyer, as the personal representatives of Mr. Dwyer, Sr., the Estate and the Trust, entered into an Agreement effective as of June 1, 1993 (the "Agreement") relating to the Escrow Shares. The Agreement provides for the cancellation of the Escrow Shares and such shares have been returned to the authorized but unissued shares of the Dwyer Common Stock as of June 1, 1993. Pursuant to the Agreement, 340,300 new shares of Dwyer Common Stock (the "Contingent Shares") have been reserved by the Company's Board of Directors out of the Company's authorized but unissued Dwyer Common Stock and may subsequently be issued to the successors and assigns of Mr. Dwyer Sr. if certain earnings targets are achieved by GBS or if GBS is sold to a third party in certain transactions as provided in the Agreement.

          The beneficial ownership of Dwyer Common Stock as contained in this Amendment, reflect the cancellation of the Escrow Shares as provided above.

          (2) Estate Distribution:
          ------------------------

          As of April 10, 1997, the Estate, and Ms. Dwyer and Mr. Dwyer in their capacities as Co-Executors of the Estate, distributed all of the 4,192,924 shares of Dwyer Common Stock held by the Estate as described in Item 3 of this Amendment.

          The above-described transactions were effected by private transfers.

          (d)  None.

          (e) On April 10, 1997, the Estate ceased to be the beneficial owner of more than five percent of the outstanding Dwyer Common Stock. As a result, on such date, Mr. Dwyer in his capacity as Co-Executor of the Estate also ceased to be the beneficial owner of five percent of the outstanding Dwyer Common Stock.

Item 6.   Contracts, Arrangements, Understandings or Relationships With Respect
          ---------------------------------------------------------------------
          to Securities of the Issuer.
          ---------------------------

          Mr. Dwyer and Ms. Dwyer, individually and as Co-Trustees of the Trust, plan to contribute to the capital of the Dwyer Investments, Ltd., a family limited partnership, in exchange for equity interests in such partnership.

          The Estate (and Ms. Dwyer and the Trust as successor thereto) is a party to a voting agreement as set forth in Item 7 below.

Item 7.   Material to be Filed as Exhibits.
          --------------------------------

          Agreement dated as of June 1, 1993 between the Company under its prior name, Mr. Rooter Corporation, and the personal representatives of Donald J. Dwyer Sr., the Estate and the Trust, incorporated by reference to the Company's Form 8-K dated July 31, 1997 (SEC File No. 0-15227).

          Shareholders Voting, Proxy and Stock Sale Agreement dated April 28, 1989 between Donald J. Dwyer Sr., the Company, and Vernon Lee Russell and wife, Sylvia Russell, incorporated by reference to the Schedule 13D of Donald J. Dwyer dated May 4, 1989, filed May 9, 1989 (SEC File No. 0-15227).

          Stock Option Plan, as amended, and form of Employee Stock Option Agreement, incorporated by reference to the Company's Form S-18 registration statement (SEC File No. 33-7290-FW).

Signature
---------

          After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certifies that the information set forth in this Amendment is true, complete and correct.



December 31, 1997          /s/ DONALD J. DWYER, JR.
                           -----------------------------------------------------
                           Donald J. Dwyer, Jr., as Co-Executor of the Estate of
                           Donald J. Dwyer Sr.



December 31, 1997          /s/ THERESA DWYER
                           -----------------------------------------------------
                           Theresa Dwyer, as Co-Executrix of the Estate of
                           Donald J. Dwyer Sr.